Transparent Path LLC
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2019	For the period from July 27, 2018 (Inception) to December 31, 2018
Revenue	$ 3,906	$ 12,141
Expenses:		
Advertising & Promotion	423	239
Bank Charges & Fees	175	107
Education	-	354
Meals and Entertainment	499	1,508
Legal and Professional	5,313	2,030
Marketing & Promotion	3,547	1,222
IT Hardware and Software	945	2,547
Website	2	371
Office Supplies & Equipment	37	3,796
Shipping	23	160
Travel	4,435	14,093
Rent & Utilities	1,385	958
Publications	-	83
Interest Expense	241	-
Total Expenses	17,026	27,467
Other expense	55	66
Net loss	$ (13,176)	(15,393)